Attorneys at Law Baton Rouge Birmingham Houston Jackson Memphis Mobile Nashville New Orleans Washington, DC Mark W. Coffin (713) 308-0109 mark.coffin@arlaw.com

July 11, 2008

Via Federal Express and EDGAR

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549-7010

Re:	BPZ Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 001-12697

Dear Ms. Davis:

Set forth below are the responses of BPZ Resources, Inc. (the “Company”) to the comments contained in your letter dated July 3, 2008 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the July 3, 2008 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Conditions and Result of Operations, page 31

Foreign Exchange, page 41

1.                                      Please confirm, if true, that you were not required to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents in your Consolidated

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Statements of Cash Flows for the periods presented in accordance with paragraph 25 of FAS 95, or otherwise advise.

Response:

The Company maintains the majority of its cash and cash equivalents in U.S. dollar denominated accounts.  As of December 31, 2007 and 2006 the Company had cash balances maintained in the Peruvian Soles currency of approximately $219,976 or S/658,168 and $61,319 US or S/195,854, respectively, in Peru.  The majority of the Company’s transactions in Peru are conducted using the U.S. dollar currency.  Furthermore, as the Company has some activity in Ecuador, it is worth noting that Ecuador’s official currency is the U.S. dollar.  Accordingly, due to the immaterial cash balances and activity conducted in foreign currency, the Company does not believe it is required to report the effect of exchange rate changes on cash balances held in Foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents in its Consolidated Statements of Cash Flows in accordance with SFAS 95, paragraph 26.

Consolidated Statements of Operations, page 47

2.                                      We note you present Stock-based compensation as a separate component of Operating and administrative expenses.  Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.  Refer to SAB Topic 14:F for further guidance.

Response:

The Company will amend its December 31, 2007 Form 10-K to reflect the presentation of share-based payment arrangements  in the same line item as cash compensation paid to the same employees.  Accordingly, the Company will present stock compensation expense within the General and administrative line item on the income statement for all years presented.

Consolidated Statements of Stockholders’ Equity (Deficit), page 48

3.                                      We note from your consolidated balance sheets and footnote ten disclosures that your common stock has no par value.  Given that your stock was issued with no par value, please explain to us why you present transactions that affect additional paid-in capital for the 2005 and 2006 periods presented.  In your response, please indicate whether your common stock was issued with a stated value.

Response:

BPZ Resources, Inc. does have, and did issue, common stock with no par value.  During 2004, as part of a merger agreement dated July 8, 2004, Additional paid-in capital of $7,134,620 was recognized.  This amount represented the Company’s assumption of unissued legacy stock grants from the predecessor company, Navidec, Inc. (“Navidec”).  The stock had been issued by Navidec as described in the Company’s response dated July 31, 2006 to the Commission’s comment letter dated April 5, 2006, (comment number 12) with respect to the Company’s S-1 registration statement.  The merger-related stock was accounted for in the same way deferred stock compensation is recognized – by (i) debiting merger related expense, since the service-vesting had already lapsed, and (ii) crediting additional paid in capital, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 123(r) “Accounting for Stock-Based Compensation” revised.  As part of the merger agreement, the common stock was not issuable until certain vesting requirements were met, at which time the associated additional paid-in capital would then be reduced to zero.

4.                                      Please tell us and include footnote disclosure, where applicable, to explain the facts and circumstances surrounding the adjustment you made in 2007 to reduce additional paid-in capital to $0 through the adjustment you have labeled “Adjustment for negative APIC-deferred stock compensation.”

Response:

Due to the Company’s implementation of its 2005 Long-term incentive compensation plan, and its adoption of SFAS 123 (R) as discussed above, the issuance of restricted stock grants over time reduced Additional paid-in capital to an amount less than zero.  The Company’s 2005 Long-term incentive compensation plan gives voting rights to the grantee prior to the lapse of the time-vesting restrictions stipulated in each individual restricted stock grant agreement.  Because of this, the common stock is issued to the grantee but is not freely tradable until such time as the specified vesting period has lapsed.  On the grant date, the common stock is issued and an accounting entry to (i) debit Additional paid-in capital and (ii) credit Common stock is recorded in the amount of the market value (or “fair value”) at the grant date.  Stock compensation expense is then recognized over the service vesting period of the grantee by (i) debiting Stock compensation expense and (ii) crediting Additional paid-in capital.  Over time, the build up of Additional paid-in capital as referenced above in the response to question number 3, was offset by restricted stock grants until such time the entire balance was reduced below zero.

The Company researched comments from the SEC regarding the reporting of negative additional paid-in capital.  The Company referenced Helix Energy Solutions Group, Inc.’s 2006 Form 10-K and concluded that the most appropriate classification for a no par value common stock is to clear the negative amount to Common Stock.  The Commission reviewed Helix’s 2006 form 10-K and it appears there was no comment in regard to the subject.

However, the Company has reviewed the line item titled “Adjustment for negative APIC – deferred stock compensation” and has determined that “Adoption of SFAS 123(R)” may be a more appropriate title and would be consistent with the similar disclosures in the Company’s industry.  Accordingly, the Company will change the title of the line to “Adoption of SFAS 123(R)” in its amendment to the December 31, 2007 Form 10-K.

5.                                      We note the transactions you reported during 2006 and 2007 for your Long-term incentive compensation plan, net of forfeitures.  Please tell us and expand your footnote and MD&A disclosure, where appropriate, to explain the nature of the transactions and the facts and circumstances that resulted in a reduction to the common stock shares and common stock amount during 2006.

Response:

The Company issues restricted stock grants to employees or consultants as part of its Long-term incentive stock compensation plan.  Until vesting criteria are met, the grantee is entitled to vote the unvested shares.  As a result, grants are recorded by (i) debiting Additional paid-in capital and (ii) crediting Common stock.  Upon the lapse of prescribed vesting criteria, the restriction is lifted and the stock becomes freely tradable, subject to any applicable registration requirements.  In July of 2005, the former CFO of BPZ Resources, Inc. was granted 450,000 shares of the Company’s common stock which vested in three equal installments of 150,000 shares with a grant date fair value at $4.40 per share.  The shares were expensed on a straight line basis over their three year vesting term.  Subsequently, 150,000 shares vested in June of 2006.  That same month, the former CFO resigned, forfeiting the remaining unvested 300,000 restricted stock grants at a value of $1,320,000.  As of June 2006, the Company had recorded $343,528 in compensation expense associated with the unvested 300,000 shares.  This amount was recognized by reducing total stock compensation expense.  Because the Company had only granted 301,500 shares during the year ended December 31, 2006 to other employees, the 300,000 share forfeiture by the former CFO and an additional 10,000 unvested restricted shares forfeited by other employees resulted in a reduction with regard to the Common stock shares in the Long-term incentive stock compensation line item in the Company’s Statement of Stockholders’ Equity.

The Company will respond to this comment in its amendment to the December 31, 2007 Form 10-K by revising the paragraphs under the heading “Restricted Stock Awards and Performance Shares” in Note 10 – Stockholders’ Equity as follows:

Restricted Stock Awards and Performance Shares

The Company determines the fair value of restricted stock awards and performance shares based on the market price of the Company’s common stock on the date of grant. Compensation cost for such awards is recognized ratably over the vesting or service period, net of forfeitures; however, compensation cost related to performance shares will not be recorded or will be reversed if the Company does not believe it is probable that such performance criteria will be met or if the service provider (employee or otherwise) fails to meet such criteria.

A summary of the Company’s restricted stock award activity and related information is presented below:

	Number of Restricted Shares	Weighted— Average Fair Value Per Share
Non-vested balance at December 31, 2004	—	$—
Granted	1,130,000	$3.44
Vested	—	$—
Forfeited	—	$—
Non-vested balance at December 31, 2005	1,130,000	$4.40
Granted	301,500	$3.44
Vested	(375,000)	$4.40
Forfeited (1)	(310,000)	$4.40
Non-vested balance at December 31, 2006	746,500	$4.01
Granted	1,353,350	$8.73
Vested	(815,000)	$4.50
Forfeited	—	$—
Non-vested balance at December 31, 2007	1,284,850	$8.82

(1)          In May 2005, the former Chief Financial Officer received a restricted stock award of 450,000 shares valued at $4.40 per share, which was the closing market price of our common stock on the date of grant.  This restricted stock award vests in three equal annual installments beginning on May 16, 2006.  The former CFO resigned from all positions with the Company and its subsidiaries effective June 15, 2006, thus forfeiting his remaining 300,000 unvested restricted shares.  An additional 10,000 unvested restricted shares were forfeited by other employees.

As of December 31, 2007, there was $9.6 million of total unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a weighted-average period of 1.8 years.

No performance shares were outstanding as of December 31, 2007.

In addition to the above revisions, the Company will respond to this comment in its amendment to the December 31, 2007 Form 10-K by revising its MD&A disclosure in the second paragraph under “Results of Operations – Year Ended December 31, 2007 Compared to Year Ended December 31, 2006” on page 33 as follows:

Stock-based compensation expense for the year ended December 31, 2007 was approximately $7,039,603 compared to $3,225,508 during the year ended December 31, 2006. Stock based compensation expense is primarily related to our restricted stock grants, accrued stock-based compensation under our 2007 Long-Term Incentive Plan and the recognition of Incentive Earn-out Stock Compensation for two of our executive officers, in the third quarter of 2007, due to the achievement of the entitlement to the right to production of not less than 2,000 barrels of oil per day or its equivalent (approximately 12 million cubic feet of gas per day) prior to December 28, 2007; the overall increase was partially offset by a reduction associated with unvested restricted stock grants forfeited by certain employees who resigned from the Company during the year ended 2007.

Note 5. Property, Equipment and Construction in Progress, page 57

6.                                      We note your disclosure on page 58 that you “capitalized $474,378 of depreciation expense related to support equipment to construction in progress” in accordance with the successful efforts method of accounting.  Please explain to us how your capitalization of depreciation expense related to support equipment complies with paragraph 26 of FAS 19.

                Response:

As provided in the last sentence of paragraph 26 of FAS 19, to the extent the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become an exploration, development, or production cost, as appropriate.  The depreciation in question is associated with the Company’s deck barge, the BPZ-01.  The BPZ-01 is used to support not only drilling operations, but also to assist in transporting and storing supplies, as well as the movement of production equipment needed during the production process.  Because of this, the Company believes that it would be more appropriate to account for the BPZ-01 as a stand-alone asset, to be depreciated over its useful life with the corresponding depreciation being allocated according the particular activity it supports.  To the extent the BPZ-01 is conducting operations in support of oil and gas production, the Company believes the associated depreciation is most appropriately allocated towards that endeavor.  The Company believes strict capitalization of the asset to the oil and gas work in progress would not accurately reflect the role this asset plays in the operations of the Company.  In addition, in March 2008 the Company purchased an additional deck barge, the BPZ-02, and plans to requisition similar equipment as needed to support its additional offshore drilling, exploitation and production operations.

Note 10. Stockholders’ Equity, page 59

Contingent Incentive Earn-Out Shares, page 63

7.                                      We note from your disclosure under this heading that you issued 450,000 shares of common stock for the achievement of the production target identified in the Merger Agreement dated July 8, 2004.  Please tell us where the issuance of these shares is reflected in your Consolidated Statements of Stockholders’ Equity (Deficit) on page 48.

Response:

The issuance of the 450,000 shares of common stock for the achievement of the production target identified in the Merger Agreement dated July 8, 2004 is reflected in the Company’s Consolidated Statements of Stockholders’ Equity (Deficit) within the line item titled “Long-term incentive compensation plan, net of forfeitures” (1,348,350 shares $12,020,140 common stock and $(6,756,646) Additional paid-in capital).  However, the 450,000 shares of common stock, along with $198,000 of related compensation expense reflected in this same line item under Additional paid-in capital, should also have been reflected in the line item titled “Incentive earn-out shares”.

The Company will respond to this comment in its amendment to the December 31, 2007 Form 10-K by making the corrections described above to its Consolidated Statements of Stockholders’ Equity (Deficit).

Note 18. Supplemental Oil and Gas Disclosures (Unaudited), page 71

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 76

8.                                      Please note that there is no provision for the line item “Future net cash flows before income taxes” in paragraph 30 or Illustration 5 of FAS 69.  Please modify your presentation accordingly.

Response:

The Company will respond to this comment by amending its December 31, 2007 Form 10-K by deleting the line item “Future net cash flows before income taxes” in each place it appears under the heading “Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves” within Note 18 — Supplemental Oil and Gas Disclosures (Unaudited).

Evaluation of Disclosure Controls and Procedures, page 78

9.                                      You disclose that your officers have concluded that your “. . . disclosure controls and procedures are effective to ensure that information we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  Please note that Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures “means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated an communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items.  Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.  This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2008.

Response:

The Company will respond to this comment in its amendment to the December 31, 2007 Form 10-K by revising the paragraph under the heading “Evaluation of Disclosure Controls and Procedures” to read as follows:

We performed an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2007 our disclosure controls and procedures, as defined in Rule 13a-15(e), are effective to ensure that information we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In addition, the Company will make conforming changes consistent with the above disclosure in an amendment to its Form 10-Q for the quarterly period ended March 31, 2008.

Engineering Comments

Risk Factors, page 11

Our success depends in part on the existence and growth of markets for natural gas and electricity in Peru and Ecuador, page 15

10.                               With a view toward possible disclosure, please explain:

•                                          How you determined that an electric power market capable of accessing and absorbing your anticipated power output will exist upon power plant completion;

                                                Response:

A Peruvian power market study has been conducted on behalf of the Company by a recognized independent expert in Peru.  The study, which has been updated annually since 2004, includes all present power generators, known future power generation projects, and the expected demand for energy.  Given the characteristics of the power plant to be constructed and the actual and anticipated power demand in Peru, the power market study indicates that the market will consume all the output from the power plant.

•                                          The mechanisms by which you will sell power in Peru (i.e., customer base, pricing structure, nature of the regulatory and compliance environment, etc.);

                                                Response:

The Company’s power plant is expected to sell power under two separate mechanisms: the first one consists of entering into a power purchase agreement with a reputable creditworthy customer, and the second one to sell power into the power spot market.  The Peruvian power market is regulated by an entity named COES that decides the priority order for power plants to dispatch.  Dispatch is generally based on each plant’s marginal power generating cost, which in the case of thermal units translates into the “declared” fuel cost (as explained below).  The power plant must also secure an environmental permit to operate, as well as qualify to integrate into the national power generation system regulated by COES.

Given that the Company’s Corvina gas-to-power project is a fully-integrated project, with relatively low cost proprietary feedstock gas, the Company should receive a high priority to dispatch before most other thermal units.

•                                          Your anticipated time frame for plant and pipeline construction and Peruvian regulatory compliance;

                                                Response:

At the present time, the Company expects to have both the power plant and pipeline fully operating by mid 2010.  The critical path items are securing and finalizing funding, the acquisition of the proposed gas turbines, and the subsequent power plant construction; all other aspects (regulatory compliance and construction of the gas pipeline) are viewed as straightforward to execute and on schedule.

•                                          The linkage between the minimum wholesale power price and the economic natural gas price necessary for proved reserves.

Response:

The Peruvian power system, regulated by COES, orders the dispatch of power from the gas power plant based on the concept of “Declared Gas Price”.  The gas power plant with the lowest declared gas price dispatches first, and so forth.  Because the Company has control of its own gas, and given the high deliverability observed during the testing of the Company’s first three gas wells, with proposed production flow rates averaging 15 MMcfpd per well, the resulting operating (lifting) costs are expected to be relatively very low.  In addition, our production facilities also produce a considerable amount of petroleum while at the same time producing natural gas as some of our wells are or will be dually completed.  Since petroleum in Peru, on energy equivalent basis, is considerably more profitable that natural gas, the Company-owned and operated combined production facilities can operate profitably even if natural gas prices decline materially in reaction to declining wholesale power prices.  Accordingly, the Company expects to have a relatively low declared gas price, which in turn should ensure high dispatch efficiency resulting in the best economic results for both the gas field as well as the power plant operations.

In summary, the natural gas price the Company will realize is a function of the price it receives for its power generation.  It is important to emphasize that the price for power is determined by the market.  Due to the anticipated relatively very low operating (lifting) costs that the Company expects to incur related to its natural gas production and the current and anticipated power prices in Peru, the Company believes it will be able to obtain verification of sufficient natural gas reserves to develop its gas-to-power project as currently envisioned.

The Company will also respond to this comment in its amendment to the December 31, 2007 Form 10-K by revising two of its risk factors beginning on page 15 as follows:

Construction and operation of power generation and gas processing facilities and pipelines involve significant risks and delays that cannot always be covered by insurance or contractual protections. The construction of power generation and gas processing facilities and pipelines involve many risks, including:

•                  supply interruptions,

•                  work stoppages,

•                  labor disputes,

•                  social unrest,

•                  inability to negotiate acceptable construction, supply or other contracts,

•                  inability to obtain required governmental permits and approvals,

•                  weather interferences,

•                  unforeseen engineering, environmental and geological problems, ~~and~~

•                  unanticipated cost overruns,

•                  possible delays in the acquisition of the necessary gas turbines,

•                  possible delays in connection with power plant construction,

•                  possible delays or difficulties in completing financing arrangements for the gas-to-power project, and

•                  possible difficulties or delays with respect to any necessary Peruvian regulatory compliance.

The ongoing construction and future operation of these facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performances below expected levels of output or efficiency. We intend to maintain commercially reasonable levels of insurance where such insurance is available and cost-effective, obtain warranties from vendors and obligate contractors to meet certain performance levels. However, the coverage or proceeds of any such insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expense and higher maintenance costs.

*  *  *

Our success depends in part on the existence and growth of markets for natural gas and electricity in Peru and Ecuador. Peru has a relatively well-developed and stable market for electricity, while the power market in Ecuador is not as well-developed or stable. Both countries rely on hydro-electric generating capacity for a significant portion of their power demand. Hydro plants are much less expensive to operate than plants that utilize natural gas, but they are subject to variable output based on rainfall and reservoir levels. The majority of the non-hydro, or thermal, power capacity in both countries consists of generating plants that utilize diesel or fuel oil, which are significantly more costly than natural gas at this time. Both countries have natural gas reserves and production, but neither has a well-developed natural gas infrastructure. Our immediate business plan relies on the continued stability of the power market in Peru (and Ecuador for the purpose of gas sales to third-party power producers in Ecuador), and our longer-term plans depend on the further development of the electricity market in Ecuador. We currently do not expect to complete our power plant until 2010.  Our assessment of the future power market and demand in Peru and Ecuador could be inaccurate.  We are subject to the risks that:

•                  ~~r~~Relatively more favorable business conditions for hydro plants, a material reduction in power demand or other competitive issues may adversely affect the demand and prices for the electricity that we expect to produce by the time our power plant is completed.

•                  Our lifting costs could exceed the minimum wholesale power prices available, making the sale of our gas uneconomical. ~~We are also subject to the risks associated with p~~

•                  Potential disruptions or changes to regulations of the natural gas or power markets in these countries could occur by the time our power plant is completed, or we may not receive the necessary environmental or other permits and governmental approvals to operate our power plant.

•                  Although we plan to enter into long-term contracts to sell a significant part of our future power production, there can be no assurance that we will be successful in obtaining such contracts or that they will be on favorable terms.

•                  We will also be subject to the general commercial issues related to being in the power business, including the credit-worthiness of, and collections from future customers and the ability to profitably operate our future power plants.

In addition, the Company will respond to this comment in its amendment to the December 31, 2007 Form 10-K by adding the following paragraphs at the end of the “Overview” section of MD&A:

Our Corvina Gas-to-Power project, with an estimated capital budget of $115 million, entails the installation of a 10-mile gas pipeline from the platform to shore, construction of gas processing facilities and an approximately 160 megawatt (“MW”) simple-cycle electric generating plant.  The proposed power plant site is located adjacent to an existing substation and power transmission lines which, with certain upgrades, are expected to be capable of handling up to 360 MW of power. In order to support our proposed electric generation project, we commissioned an independent power market analysis for the region. The Peruvian electricity market is deregulated and power is transported through an interconnected national grid managed by the Committee for Economic Dispatching of Electricity (known as COES). Based on this study, we believe we will be able to sell economic quantities of electricity from the initial 160 MW power plant. The market study also indicates that there may be future opportunities for us to generate and sell significantly greater volumes of power into the Peruvian and Ecuadorian power markets.  Our plan is to own 100% of the power plant. Accordingly, our revenues from the natural gas delivered to the power plant will be derived from the sale of electricity, which is currently projected for early 2010, though this schedule is subject to many factors outside our control, including obtaining all necessary financing, equipment and no assurance can be given that we can meet this schedule.

We are currently working on securing and finalizing funding for our gas to power initiatives comprised of approximately $115 million of senior debt to be syndicated by IFC, which is expected to close late in the third quarter of 2008. This financing will be subject to identification of the lending syndicate members and subsequent negotiation and approval of the necessary loan documentation.

June 9, 2008 News Release by Business Wire

11.                               We note your statement, “As previously announced, both oil and gas reserves, from the area around the CX-11 platform, have been certified by NSAI.”  Please furnish to us the engineering report that supports your statement.  Include an explanation of “certified” if it is not defined in the report.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC  20549-7010

Attn:  Ronald M. Winfrey

Response:

The Company has furnished the requested engineering reports in final form as signed by Netherland, Sewall & Associates, Inc. (the “Reports”) under separate cover letter of even date addressed to Mr. Ronald M. Winfrey of the Staff.

The word “certified” is not defined in the Reports but is used in the commonly understood sense of the word “certify”, including the common definitions: “to attest authoritatively” and “to present in formal communication.” (Webster’s Ninth New Collegiate Dictionary.)  While the Company believes the word “certified” most accurately describes the impact of the Reports and is common practice in its industry, the Company was cautious to alert the reader, in the disclaimer included in the body of the June 9, 2008 press release (as well as the May 15, 2008 press release referenced therein), that the Company is prohibited from disclosing the reserve quantities included in the Reports in filings with the SEC.

Closing Comments

                                                In connection with our response to your comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initialized by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,

ADAMS AND REESE LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Ms. Jennifer O’Brien
Mr. Kevin Stertzel
Mr. Ronald M. Winfrey
United States Securities and Exchange Commission

Mr. Manuel Zúñiga Pflücker
Mr. Edward G. Caminos
BPZ Resources, Inc.